UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Anchiano Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, no par value

American Depositary Shares, each of which represents five Ordinary Shares, no par value,

evidenced by American Depositary Receipts

(Title of Class of Securities)

03280X102*

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue New York,

New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

*	The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,521,735 shares
	8	SHARED VOTING POWER 9,307,662 shares
	9	SOLE DISPOSITIVE POWER 6,521,735 shares
	10	SHARED DISPOSITIVE POWER 9,307,662 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 42.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 37,099,352 Ordinary Shares issued and outstanding, as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,829,397 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,829,397 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 42.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 37,099,352 Ordinary Shares issued and outstanding, as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,829,397 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,829,397 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 42.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 37,099,352 Ordinary Shares issued and outstanding, as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,307,662 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 9,307,662 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,307,662 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 25.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 6,521,735 Ordinary Shares, represented by 1,304,347 ADSs that are owned directly by Access Industries Holdings LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 37,099,352 Ordinary Shares issued and outstanding, as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,829,397 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,829,397 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 42.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 37,099,352 Ordinary Shares issued and outstanding, as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

AMENDMENT NO. 4 TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) relating to the American Depositary Shares, no par value (“ADSs”), evidenced by American Depositary Receipts, each of which represents five ordinary shares, no par value per share (the “Ordinary Shares”), of Anchiano Therapeutics Ltd. (the “Issuer”). As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Exchange Act.

The Schedule 13D filed with the Securities and Exchange Commission on February 21, 2019 (the “Schedule”), as amended and supplemented by Amendment No. 1 filed on December 31, 2019, Amendment No. 2 filed on January 13, 2020 and Amendment No. 3 filed on March 31, 2020, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 4. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2 Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship
Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Clal Biotechnology Industries Ltd.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Investing in life sciences companies and ventures	Israel

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.14 hereto.

None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of CBI.

As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under Act, with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Exchange Act.

Item 4 Purpose of Transaction

The disclosure in Item 4 is hereby amended to add the following to the end thereof:

On May 20, 2020, Ofer Gonen informed the Issuer’s board of directors of his resignation from the Issuer’s board of directors, effective immediately.

On December 14, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chemomab Ltd., an Israeli limited company (“Chemomab”), and CMB Acquisition Ltd., an Israeli limited company and wholly-owned subsidiary of the Issuer (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Issuer’s shareholders and Chemomab’s shareholders, Merger Sub will be merged with and into Chemomab (the “Merger”), with Chemomab surviving the Merger as a wholly-owned subsidiary of the Issuer. At the effective time of the Merger (the “Effective Time”): (a) each Chemomab ordinary share outstanding immediately prior to the Effective Time (excluding shares held by Merger Sub or Chemomab) will be converted solely into the right to receive a number of ADSs equal to the exchange ratio described in the Merger Agreement, and each outstanding Chemomab option will be assumed by the Issuer, based on the same exchange ratio. Under the exchange ratio formula in the Merger Agreement, following the closing of the Merger (the “Closing”), the former Chemomab securityholders immediately before the Merger are expected to own approximately 90% of the aggregate number of the outstanding securities of the Issuer, and the securityholders of the Issuer immediately before the Merger are expected to own approximately 10% of the aggregate number of the outstanding securities of the Issuer, subject to certain assumptions (on a fully diluted basis) and subject to adjustment pre-closing of the Merger based on the Issuer’s net cash balance at the time of the Closing.

In connection with the Merger Agreement, on December 14, 2020, AIH and CBI entered into a Shareholder Support Agreement with Chemombab (the “Support Agreement”). Pursuant to the Support Agreement, AIH and CBI will vote all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by them in favor of the issuance of the ADSs in connection with the Merger and the other transactions contemplated by the Merger Agreement.

Concurrently with the execution of the Merger Agreement, AIH, CBI and certain other investors in the Issuer entered into lock-up agreements (the “Lock-up Agreements”) with the Issuer, pursuant to which they accepted certain restrictions on transfers of Ordinary Shares held, or to be held, by them (including Ordinary Shares represented by ADSs) for the 180-day period following the Effective Time.

In connection with the Merger Agreement, on December 14, 2020, CBI and certain other investors in the Issuer executed a Cashless Exercise Notice, Amendment, Waiver, Release and Termination (the “Waiver”) in connection with the Securities Purchase Agreement, dated as of March 28, 2018 (the “2018 Purchase Agreement”), and the warrants issued thereunder among the Issuer, CBI and certain other investors of the Issuer. As an inducement for the Issuer and Chemomab to enter into the Merger Agreement, pursuant to the Waiver, CBI and the other investors agreed to exercise all of their warrants of the Issuer upon the Closing, reduce the number of Ordinary Shares to which they are entitled as a result of the Merger pursuant to the price protection provisions of the 2018 Purchase Agreement and waive their rights to the balance of the price protection, and upon the Closing, release the Issuer from any further obligations under the 2018 Purchase Agreement and terminate the price protection rights and the Investors Rights Agreement, dated June 29, 2018, related to the Ordinary Shares and warrants held by such investors.

The foregoing descriptions of the Support Agreement, the Lock-up Agreements and the Waiver do not purport to be complete and are qualified in their entirety by reference to the Form of Support Agreement, the Form of Lock-up Agreement and the Waiver, which are filed as exhibits and incorporated herein by reference.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.11	Form of Shareholder Support Agreement, dated as of December 14, 2020, by and between Chemomab Ltd. and each of the parties named in each agreement thereof (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 15, 2020).

99.12	Form of Lock-up Agreement, dated as of December 14, 2020, by and between Anchiano Therapeutics Ltd. and each of the parties named in each agreement thereof (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on December 15, 2020).

99.13	Cashless Exercise Notice, Amendment, Waiver, Release and Termination, dated as of December 14, 2020, by and among Anchiano Therapeutics Ltd., Shavit Capital Fund III (US), L.P., Shavit Capital Fund IV (US), L.P., Shaving Capital Fund 3 (Israel), L.P., Shavit Capital Fund 4 (Israel), L.P., Clal Biotechnology Industries Ltd. and other investors (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on December 15, 2020).

99.14	Joint Filing Agreement, dated as of December 21, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2020

ACCESS INDUSTRIES HOLDINGS LLC	/s/ Alejandro Moreno
Alejandro Moreno

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Alejandro Moreno

ACCESS INDUSTRIES, LLC	/s/ Alejandro Moreno
Alejandro Moreno

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Ofer Gonen
Ofer Gonen

/s/ Assaf Segal
Assaf Segal

*
Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

Annex A

Directors and Officers of Clal Biotechnology Industries Ltd.
Name	Principal Business/Occupation	Citizenship
Ofer Gonen	Chief Executive Officer of CBI	Israel

Assaf Segal	Chief Financial Officer of CBI	Israel

Avi Fischer	Chairman of CBI; Chairman and Chief Executive Officer of Clal Industries Ltd., the controlling shareholder of CBI; Chairman of Claltech Investments (2016) LLP; Chairman of Mashav Initiating and Development Ltd.; Chairman of Nesher Ltd.; Chairman of Clal Sun Ltd.	Israel

Yuval Yanai	Consulting and accompanying medical firms at Yuval Yanai Consulting and Management Ltd.	Israel

Prof. Gabi Barbash	Chairman of Nara Medical Center Ltd.; Chief Executive of Consilium Isreal; Director, Bench to Bedside program, Weizmann Institute of Science, Israel	Israel

Prof. Gad Keren	Professor of Cardiology, Sackler School of Medicine, Tel Aviv University; Head of Cardiology department, Assuta	Israel

Sigalia Heifetz	Business consultant	Israel

Nufar Malovani	Vice President, General Counsel, Corporate Secretary and Human Resources Manager at Clal Industries Ltd.	Israel

Tomer Babai	Senior analyst at Clal Industries Ltd.; Vice President and United States of America of Claltech Investments (2016) LLP	Israel

The address for each director and officer is c/o Clal Biotechnology Industries Ltd., 3 Azrieli Center Triangle Tower, 45 Floor, 132 Menachem Begin St. Tel Aviv 6702301, Israel.